SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                              Commission File Number   001-13748

                                            NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-Q

         For Period Ended: June 30, 2002

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:  ZiLOG, Inc.

Former name, if applicable:  NA

Address of principal executive office (street and number):  532 Race Street

City, State and Zip Code:  San Jose, California 95126

                                  PART II
                          RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(X)(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X)(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11- K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
( )(c)   The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On February 28, 2002, the registrant filed a pre-packaged Chapter 11 plan of reorganization with the United States Bankruptcy Court for the Northern District of California on February 28, 2002 (the "Reorganization Plan") and the bankruptcy court confirmed the Reorganization Plan on April 30, 2002. The plan of reorganization became effective on May 13, 2002. On May 1, 2002, ZiLOG adopted "fresh-start" accounting principles proscribed by the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." The burdens related to the Reorganization Plan and the adoption of "fresh-start" accounting principles have resulted in the registrant's inability to prepare the financial statements, related notes and other information required by Form 10-Q without unreasonable and unduly burdensome effort and expense. Accordingly, the registrant is unable to provide the information required by the Form 10-Q in the prescribed time without unreasonable effort or expense.

                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      Daniel M. Jochnowitz          408                          558-8500
            (Name)               (Area Code)                (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                               (X) Yes   (  ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               (X) Yes   (  ) No

         The following estimates are based on our financial statements that have not been finalized. The registrant's consolidated net sales for the three-month period ended June 30, 2002, were approximately $38.1 million, a reduction of approximately 13.4% from the comparable 2001 three-month period. Operating loss for the three-month period ended June 30, 2002, is expected to be approximately $23.7 million, compared to operating loss of $19.7 million in the comparable 2001 three-month period. The registrant emerged from Chapter 11 proceedings and adopted "fresh start accounting" as of May 1, 2002. Thus, the registrant's consolidated financial statements for periods prior to May 1, 2002 are not comparable to consolidated financial statements presented on or after May 1, 2002.

                                ZiLOG, Inc.
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 15, 2002                 By:        /s/ Daniel M. Jochnowitz
                                               ---------------------------------
                                      Name:   Daniel M. Jochnowitz
                                      Title:  Vice President, General Counsel
                                              and Secretary